EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Great Lakes Aviation, Ltd.:

We consent to the use of our report dated March 26, 2010, with respect to the balance sheets of Great Lakes Aviation, Ltd. as of December 31, 2009 and 2008, and the related statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of Great Lakes Aviation, Ltd., incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to the Company’s adoption of the provisions of Emerging Issues Task Force Issue No. 08-3, Accounting by Lessees for Maintenance Deposits (Financial Accounting Standards Board Accounting Standards Codification 840-10), effective January 1, 2009.

/s/ KPMG LLP

Denver, Colorado

April 5, 2010